ORDERS GROUP INC

NUAL REPORT 2002


03056089

Dear Fellow Shareholders:

What do growing companies do in slumping markets? They work harder to meet customer needs, increase market share and expand their competitive advantage. They manage costs, while continuing to invest in their business and their people for the future. They respond effectively to short-term challenges without deviating from their long-term plans. Borders Group distinguished itself in all these ways in 2002.



◄ Gregory P. Josefowicz
Chairman, President and Chief Executive Officer

Despite a struggling economy and lackluster retail environment, Borders Group modestly increased sales, we improved our earnings, and continued to expand our domestic and international presence. While the holiday season and fourth quarter fell short of our goals, we ended fiscal 2002 in a fundamentally strong position:

- Consolidated sales rose 2.9% to a record $3.5 billion. For the year, sales for our Borders and International segments increased 3.8% and 25.1%, respectively, while sales at Waldenbooks declined 5.5%.
- Consolidated earnings per share increased 28.3% to $1.36 per share.
- We maintained our strong financial position by ending 2002 with cash, net of debt, of $106.4 million, equal to our position one year ago.

Disappointingly, our sales growth was not as strong as in past years. This contributed to a decline in the value of Borders Group stock of approximately 19% during calendar year 2002, compared to a drop of just over 24% in the S&P 500 for the same period. Leveraging our strong cash position, we returned approximately $75 million to shareholders in the form of stock repurchases, and we intend to use stock repurchases as a core strategy for increasing shareholder value.

STRONG MOVES FOR A SOFT MARKET

On a relative basis, Borders Group continued to outpace the industry in 2002, increasing our average monthly share of U.S. retail book and music sales. In typical growing markets, those share gains would have translated into sales increases. But book and music industry sales declined in 2002 and our performance suffered as a result. Comparable store sales for our

Borders segment declined 1.2% for the year. Waldenbooks' comparable store sales fell 3.2%.

It's not that our customers are spending less when they shop. In fact, the average per-visit purchase at our Borders stores increased nearly 2% in 2002. But total store visits were down during the year, due in part to fewer block-buster book titles to help drive traffic. While these popularity cycles impact our business, there's a lot we've learned about how to manage them.

To help counteract last year's soft market conditions, we continued to rein in costs, reducing our expense ratio for the eighth consecutive quarter. We improved inventory management for the second straight year, keeping our investment in inventory essentially flat, while increasing our total square footage by 6.7%. We ended 2002 in a net-cash position, and favorably restructured our outstanding loan agreements during the year.

As a result, our financial position remains solid, and we continue to make strategic investments to improve our sales and earnings, staying focused on the four-point business plan that we initiated two years ago:

1. BUILDING OUR CORE BUSINESS

Investing in stores remains an important part of building our core business. During 2002, we opened 41 new domestic Borders locations, from Wilton, Connecticut, to San Diego, California, bringing our total at fiscal year-end to 404.

Our expansion included 10 new "small market" stores, designed primarily for communities that aren't large enough to support our full-size superstore format. These new stores—which average about 17,000 square feet compared to approximately 23,000 square feet for a typical Borders superstore opened in 2002—exceeded our initial sales expectations, and we will continue to explore opportunities for this format.

New-store growth enabled us to increase sales in 2002. Domestically, Borders stores generated $2.3 billion in sales in 2002, up 3.8% over 2001. While we launched several new initiatives during the third and fourth quarters to increase sales and further differentiate our business — including the launch of a new Express In-Store Pick Up service with Amazon.com — these programs did not have much time in 2002 to develop or make significant contributions to growth, yet we look forward to their potential for further contributions.

Category Management is primary among these initiatives. A successful concept in retail management for many years, Category Management is:

- a proven business philosophy with the consumer as the focus;
- a collaborative business process with our suppliers; and
- a dynamic business strategy that impacts organizational design and culture.

Applying Category Management techniques to our business, individual categories of our stores are now managed as distinct profit centers, each with its own goals and business plans. In 2002, we completed implementation of Category Management plans in six categories, increasing sales, percentage of in-store sales and market share. By the fourth quarter of 2003, about 70% of the categories in Borders stores will have category plans implemented to improve performance. We are committed to accelerating this highly effective initiative.

While books continue to represent the majority of our sales, we are also working hard to expand other complementary categories. These efforts helped to drive double-digit comp sales gains in movies and continued strong growth in gifts and stationery during the fourth quarter. We also improved the performance of our cafes, and continue to seek attractive third-party alliances that we believe can help boost both food and beverage profits and incremental sales throughout our stores.

During the year, we intensified our efforts to measure and monitor customer satisfaction, which we continue to drive to higher levels. According to our research, customers rate product availability and personal service among our greatest strengths, and two of the attributes that contribute most to customer loyalty.

We introduced a number of new training programs in 2002 to constantly improve customer service and satisfaction. These programs are also aimed at enhancing the skills and career advancement of our employees, and helping us strengthen our reputation as a great place to work.

2. DRIVING INTERNATIONAL GROWTH

Borders Group remains the only U.S. retailer to own and operate a significant number of book and music superstores internationally. During 2002, we expanded our presence by opening eight new overseas Borders locations, ending the year with 30 Borders stores throughout Australia, England, New Zealand, Puerto Rico, Scotland and Singapore, and 37 Books etc. locations in the U.K. We also opened a new distribution center in the U.K., doubling our usable square footage.

Our success internationally is based in large part on building on and leveraging our company's core competencies. We work to perpetuate the initiatives that have made Borders successful in the U.S., while recognizing and making adaptations for cultural differences. For the year, International segment sales increased 25.1% to $315 million. While its net loss increased during 2002, International generated net income during the fourth quarter, and we aim to achieve breakeven performance by year-end 2003.

Among International's operating initiatives in 2002, we improved our store model in Australia, and vastly improved our organization and infrastructure in the Pacific Rim region. We also streamlined inventory management and stocking in the U.K., contributing to increased turn and well merchandised, more productive stores.

3. LEVERAGING ALLIANCES AND TECHNOLOGY

Our successful alliance with Amazon.com, launched in April 2001, continues to grow stronger, giving us more ways to sell more books to more customers more often. Launched in October, the new Express

In-Store Pick Up service gives Amazon.com and Borders.com shoppers the option of ordering books, music and movies online for later purchase and pick up at a nearby Borders store. Customers who have used the new service love it, saying it expands access to our products and provides nearly "instant gratification" when they shop.

Online purchases made through Borders.com continued to grow at an accelerated rate in 2002. Customers can also visit Bordersstores.com to find the closest Borders location, browse up-to-date event information and reserve titles online for in-store purchase and pick up. In November, we teamed with Amazon.com to launch Waldenbooks.com, providing 24/7 buying and other services to loyal Waldenbooks customers.

During the fall, we also launched a new alliance with Alibris, giving our customers access to more than 15 million used, out-of-print and hard-to-find books worldwide. Customers can now search for and order these titles to be shipped to their neighborhood Borders store using one of our in-store Title Sleuth computer stations or they can have one of our associates place the order for them at an information desk. This new service gives us yet another way to efficiently find and deliver the exact book that a customer is looking for, and creates a new growth opportunity for us in the hard-to-find book category.

We're also applying technology to improve our operational efficiency. A good example is our Common Systems program. Common Systems is a long-term project that will enable Borders and Waldenbooks businesses to operate on one common technology platform with the goal of improving business processes and reducing our costs over the next several years. In 2002, the focus of our Common Systems initiative included the development and testing of new Product Flow-Receiving systems and procedures to streamline backroom processes and increase inventory accuracy. We also introduced a new PeopleSoft software system to improve the processing and management of human resources information, payroll processes and benefits administration.

4. MAXIMIZING CASH FLOW AT WALDENBOOKS

As the largest mall-based bookseller in the United States, Waldenbooks was hurt by declining consumer mall traffic in 2002. For the year, the segment generated $852 million in sales, a 5.5% decline compared to the previous year.

Despite this decline, Waldenbooks continues to contribute a significant portion of our consolidated profits and free cash flow, and we are working hard to both rationalize and enhance its business. During 2002, this included closing 53 under-performing stores, giving us a total of 778 Waldenbooks locations at fiscal year-end.

During 2002, we performed an intensive analysis of all our Waldenbooks stores, studying why some stores perform better than others, and looking for ways to improve sales and productivity nationwide. As a result of this Peer-Based-Improvement program, we have separated the stores into groups that share similar locations, formats, mall productivity and competitive environments. By applying the "best practices" of the most successful stores within each peer group, we expect to boost their performance, and provide objective benchmarks for store managers to monitor and evaluate their progress.

In addition, Waldenbooks expanded membership in its long-running Preferred Reader® loyalty program in 2002, also increasing sales to those customers. Waldenbooks' seasonal businesses also performed well, including the operation of 725 Day by Day Calendar kiosks which helped to bolster holiday sales.

STAYING FOCUSED IN 2003

The business environment is likely to remain challenging in 2003. But we strongly believe in our business and product categories, and we further believe the initiatives we have put in place will help us to distinguish our performance, in weak and strong cycles alike. During 2003, we will stay focused on implementing our four-point business plan, including:

- Opening approximately 40 new Borders stores domestically, which will generally reflect a trend toward smaller square footage and be located in markets where there is less impact on existing stores. In addition, we plan to open six to eight new international locations in markets where we already have a presence, such as the U.K. and Australia.
- Continuing to roll out Category Management within our stores, and maximizing the returns from each individual category.
- Enhancing the design and productivity of our stores and increasing our emphasis on strategic non-book and non-music categories, such as gifts and stationery.
- Expanding our alliances and technology—including adding new features to Title Sleuth—to differentiate our brands and improve our service to customers.
- Strengthening Waldenbooks through initiatives like our Peer-Based-Improvement program.

Additionally, we will continue to expand and improve our training initiatives for employees across all of our businesses. Their exceptional knowledge and outstanding service are the qualities that distinguish us most in the minds of many customers, and we are committed to helping our employees continuously develop their skills as "customer advocates" and build successful careers.

While market conditions may continue to work against us in the coming year, I believe we have the people, the passion and the "character" to meet the challenge. I look forward to reporting our progress to you in the year ahead.

Sincerely,



Gregory P. Josefowicz
Chairman, President and Chief Executive Officer

Financial Highlights

(dollars in millions except per share data)	Fiscal Year Ended Jan. 26, 2003	Jan. 27, 2002	Jan. 28, 2001
Sales[1]	**$3,486.1**	$3,387.9	$3,271.2
% increase	**2.9%**	3.6%	10.2%
Consolidated net income	**$ 111.7**	$ 87.4	$ 43.6
Consolidated diluted EPS	**$ 1.36**	$ 1.06	$ 0.54
Consolidated net cash (debt)	**$ 106.4**	$ 106.9	$ (85.3)
Return on beginning equity	**11.8%**	10.3%	5.4%

(1) Excludes discontinued operations.

CONSOLIDATED SALES
(dollars in millions)


WALDENBOOKS
$852.2
24.5%
BORDERS
$2,319.0
66.5%
INTERNATIONAL
$314.9
9%

SEGMENT SALES (dollars in millions)


BORDERS
2,319.0
2,234.1
2,107.7
2002
2001
2000
WALDENBOOKS
1000
800
600
400
200
0
944.3
902.1
852.2
2002
2001
2000
INTERNATIONAL
350
300
250
200
150
100
50
0
314.9
251.7
219.2
2002
2001
2000

SEGMENT NET INCOME (dollars in millions)


BORDERS
120
100
80
60
40
20
0
102.5
72.1
56.5
2002
2001
2000
WALDENBOOKS
50
40
30
20
10
0
41.4
39.5
40.2
2002
2001
2000
INTERNATIONAL
0
-3
-6
-9
-12
-15
(7.5)
(10.2)
(12.3)
2002
2001
2000



15% off

one regularly priced item

Thanks for reading our 2002 annual report. But to really see what's happening at Borders Group, we want you to visit one of our stores. As an extra incentive, we'd like to give you 15% off one regularly priced item. See complete details below.

OFFER VALID ▸ April 1, 2003 – September 1, 2003

Discount on electronics and video games is 10%. DVD discount at Waldenbooks is 10%. Excludes previous purchases, gift cards & certificates, shipping, special orders not in stock, periodicals, comics, and membership fees. May not be combined with other coupons or discounts. May be combined with Borders Preferred™ and Preferred Reader® discounts. Original coupon must be redeemed at time of purchase. One coupon per purchase, per customer. Void if copied, transferred and where prohibited by law. Cash value .01¢. Not redeemable for cash. Not valid through Walden-by-Mail.® Valid only in the U.S. stores of Borders, Waldenbooks, Brentano's, and Borders Outlet from 4/1 through 9/1/03.

Borders: Ring item, select S1, highlight item, select S5, scan or enter coupon #, enter 15%, confirm, press Enter, proceed.

Waldenbooks: Use Item Discount and Discount Code #26 to discount the item 15% off. The barcode on the coupon is for use by Borders stores. Please do not scan it.

BORDERS®

Waldenbooks®
BRENTANO'S

12A

Companies, like people, can be defined by their distinguishing characteristics— the qualities that epitomize who they are and what they'll do when faced with a wide variety of challenges. During 2002, Borders Group and its employees showed enormous strength of character, staying focused on the mission and values that define our company, and the business plan we believe will continue to drive our performance.


Patrick Moore

Determined

BORDERS GROUP KEEPS REACHING FOR NEW HEIGHTS, ADDING NEARLY ONE MILLION SQUARE FEET OF NEW SELLING SPACE TO OUR DOMESTIC SUPERSTORES IN 2002.








BORDERS GIFT CARD
BORDERS GIFT CARD

BORDERS GROUP IS FOCUSED ON GROWTH. Over the past two years, we've opened 70 new Borders® locations throughout the United States. And we have plans to open approximately 40 more in 2003, including a new 31,000-square-foot superstore in the heart of New York's financial district to replace our former World Trade Center site. New small-market stores were a big hit with customers in 2002, and we will continue to explore opportunities for this format in the year ahead. Everywhere we build, we tailor our selection to the interests of the local community. In fact, only half of Borders' vast title base is common to all stores.






Engaging

BORDERS DOESN'T JUST SELL BOOKS, MUSIC, MOVIES AND MORE. WE CREATE AN EMOTIONAL CONNECTION WITH OUR CUSTOMERS—AND EVERY DAY, WE'RE GETTING BETTER AT IT.








Great Gift

WE KNOW WHAT BORDERS' CUSTOMERS WANT, BECAUSE WE ASK THEM.
Personalized service is always near the top of the list. For many customers, that means helping them find exactly what they are looking for—whether it's a bestseller or an obscure CD title. Our new "We Recommend" program is helping us meet that need more than ever. "We Recommend" taps into the knowledge and passion of our associates, encouraging them to engage customers and make specific recommendations based on their individual interests and needs. In addition to increasing customer satisfaction and loyalty, the new program contributed to higher average purchases among customers in 2002.


6097
Les Misérables I
Victor Hugo
POCKET
USA
lonely planet
England
LET'S GO
EUROPE
2003
lonely planet
Australia
DK
NEW
ER'S ATLAS
JOHN MAN
BARRON'S
PREMIER WORLD ATLAS
FRANÇOIS TRUFFAUT
Virgin Islands

Worldly

WE CONTINUE TO EXPAND AND REFINE OUR INTERNATIONAL BUSINESS PLAN, BUILDING NEW STORES AND INCREASING SALES BY MORE THAN 25% IN 2002.


NEW BOOKS
LLYFRAU NEWYDD


ISSUES


BORDERS

BORDERS' INTERNATIONAL BUSINESS IS STRONG, GROWING, AND FOCUSED ON TURNING PROFITABLE BY THE END OF 2003. Several of our International locations rank among our top sales-generating stores across the company, illustrating how customers have embraced the Borders' superstore concept worldwide. In 2003, we plan to open six to eight new locations, focusing primarily on existing markets in the United Kingdom and Australia. In addition, we'll continue to explore new ways to distinguish our brand and customer experience, such as the successful alliances we've built with industry leading cafe operators and stationery retailers in the U.K.






nsightful

THROUGH CATEGORY MANAGEMENT, BORDERS IS TRANSFORMING EVERYDAY CUSTOMER INSIGHTS INTO HIGHER SATISFACTION, SALES AND MARKET SHARE.




Mind, Body, and Spirit
BORDERS


KAREN ROBARDS



WHAT IF WE COULD DESIGN EVERY PART OF OUR STORE TO MEET THE UNIQUE NEEDS OF DIFFERENT CUSTOMERS? Actually, that's exactly what we're doing. During 2002, we divided our stores into approximately 250 categories, each of which will be managed as its own profit center. Based on intense customer research, we're working with our suppliers to create individual business strategies for each category to increase sales and maximize profitability. In our initial rollout, Category Management contributed to increased sales, percentage of in-store sales and market share gains in every category implemented in 2002. By the fourth quarter of 2003, more than two-thirds of the categories in our stores will have category management plans implemented to drive performance.







BORDERS.
essentials
Book • Classical • Jazz




Inside Borders
BORDERS



Looking for your local
BORDERS?





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WELCOME BOOKS MUSIC DVD VIDEO amazon.com
BORDERS STORES INSIDE BORDERS TOP SELLERS KIDS UPCOMING EVENTS
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BROWSE
Books
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DVD
Video
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Welcome to BORDERS teamed with amazon.com
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Top Sellers in Books
Harry Potter and the Order of the Phoenix (Book 5)
Book Description
The next volume in the thrilling, moving, bestselling Harry Potter series
More Top Sellers:
Come Away with Me ~ Norah Jones
Harry Potter and The Chamber of Secrets (Widescreen Edition) DVD ~ Daniel Radcliffe
My Big Fat Greek Wedding VHS ~ Nia Vardalos
month's Inside
Your Books Store
The Secret Life of Bees
In Sue Monk Kidd's The Secret Life of Bees, 14-year-old Lily Owen, neglected by her father and isolated on their Georgia peach farm, spends hours imagining a blissful infancy when she was loved and nurtured by her mother, Deborah, whom she barely... Read more
Bestsellers
also check your local
Gift Giving Made Easy
BORDERS GIFT CARD
PowerBook G4

Connected

PREFER TO BROWSE OR SHOP ONLINE? NO PROBLEM. BORDERS GROUP AND AMAZON.COM KEEP MAKING IT EASIER FOR CUSTOMERS TO GET THE ITEMS THEY WANT, WHEN THEY WANT THEM.


Pick Up
Pre-Paid
Online Purchases
Here
BORDERS


BORDERS
store inventory



WHETHER IT'S ON THE INTERNET OR IN OUR STORES, BORDERS GROUP KEEPS INCREASING THE WAYS OUR CUSTOMERS CAN LOCATE AND PURCHASE THE BOOKS, MUSIC AND MOVIES THEY WANT. Expanding our alliance with Amazon.com, we launched Waldenbooks.com in 2002 and introduced In-Store Express Pick Up, which gives customers the option to order online and then purchase and pick up their items later at a nearby Borders store. Visitors to our popular Bordersstores.com site can electronically search the up-to-date inventory of their favorite Borders store, and reserve items they can buy and pick up at their convenience.




Inquisitive

IF A TITLE IS OUT THERE, TITLE SLEUTH™ WILL HELP YOU FIND IT IN SECONDS— WHETHER IT'S ON THE BOOKSHELF BEHIND YOU OR HALFWAY AROUND THE WORLD.


BORDERS
TITLE SLEUTH




BORDERS.

WE KEEP MAKING TITLE SLEUTH BETTER AND BETTER. The popular in-store, self-service computer stations show customers exactly where to find what they are looking for. If the item isn't in stock, Title Sleuth rolls up its sleeves to find it at a nearby Borders' location. Still no luck? Our high-tech detective won't quit. Through our new alliance with Alibris, Title Sleuth can quickly comb through more than 15 million used, out-of-print and hard-to-find titles worldwide. Why does Title Sleuth work so hard? Because the easier we make it for customers to find what they want, the more they keep shopping at Borders.



Waldenbooks

DAY BY

CALEN

CALENDAR Co.

FREE!

Paperback
Bestsellers

AMERICA

2002
MICHIGAN

MICHIGAN

KITTENS

You Still
Work Here?

Resourceful

WALDENBOOKS® THINKS "OUTSIDE OF THE STORE," OPERATING UNIQUE SEASONAL BUSINESSES TO CONNECT WITH HARRIED HOLIDAY SHOPPERS.




Can't
find it?
walden express


Gift Cards
Cards
The Perfect Gift
Gift Card
Read



WALDENBOOKS CONTINUES TO BUILD UPON ITS TRADITION OF INNOVATION. During 2002, America's largest mall-based bookseller expanded its use of kiosks and other creative formats, operating 725 Day by Day Calendar locations during the holiday season, including multiple stores in several high-traffic shopping areas. In addition, Waldenbooks tested several other seasonal concepts with leading product brands and manufacturers, who are attracted by Waldenbooks' mall expertise and proven ability to staff and operate seasonal businesses. These alliances may create new opportunities for growth—enabling Waldenbooks to expand kiosk sales without adding to its inventory investment or risk.








Impassioned

AMONG OUR MOST IMPORTANT INVESTMENTS ARE THOSE WE MAKE IN OUR PEOPLE. ULTIMATELY, IT'S THEIR KNOWLEDGE, DEDICATION AND PASSION THAT SET BORDERS GROUP APART.




BORDERS





FROM OUR CORPORATE OFFICE TO THE SALES FLOOR, BORDERS AND WALDENBOOKS EMPLOY SOME OF THE MOST TALENTED PEOPLE IN THE BUSINESS. To build upon this strength—and to help our staff enhance their careers—Borders Group stays on top of what matters most to our employees through our Value of Employment initiative. Through this strategy, we constantly seek new ways to increase employee satisfaction through a wide variety of programs—including pay and rewards, employee benefits, training and development, and work/life balance initiatives.

Our philosophy is simple: Everything works better when people love what they do. And our customers tell us that's a big reason they love to shop with us.

Board of Directors



(LEFT TO RIGHT) FRONT ROW Beth M. Pritchard, Retired President and Chief Executive Officer, Bath & Body Works; Amy B. Lane, Retired Managing Director, Investment Banking Group, Merrill Lynch; Dr. Edna Greene Medford, Associate Professor of History and former Director of the Undergraduate Program in History at Howard University; Peter R. Formanek, Retired President and Chief Operating Officer of AutoZone, Inc.

MIDDLE ROW Lawrence I. Pollock, President and Chief Operating Officer, Cole National Corporation; Robert F. DiRomualdo, Former Chairman and Chief Executive Officer, Borders Group Inc.; Gregory P. Josefowicz, Chairman, President and Chief Executive Officer, Borders Group Inc.; Joel J. Cohen, non-executive Chairman of the Board, The Chubb Corporation

BACK ROW Victor L. Lund, non-executive Chairman of the Board, Mariner Health Care; George R. Mrkonic, Former Vice Chairman, Borders Group Inc.

Executive Officers

Gregory P. Josefowicz
Chairman, President and
Chief Executive Officer

Vincent E. Altruda
President
International

Thomas D. Carney
Vice President,
General Counsel

Tamara L. Heim
President
Borders

Daniel T. Smith
Vice President
Human Resources

Michael G. Spinozzi
Executive Vice President,
Chief Marketing Officer

Cedric J. Vanzura
President
Waldenbooks

Edward W. Wilhelm
Senior Vice President,
Chief Financial Officer

Mark A. Winterhalter
Vice President
Information Technology

ADDITIONAL INFORMATION
The Company's Form 10-K Annual Report for the fiscal year ended January 26, 2003 is being delivered to shareholders with this Annual Report, and should be read in conjunction with it. Information in the Form 10-K Annual Report, including the Company's Financial Statements and other financial information, Management's Discussion and Analysis of Financial Condition and Results of Operations, and disclosure regarding market risk, is important to an understanding of the Company and is incorporated herein by reference.

SAFE HARBOR STATEMENT
This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. One can identify these forward-looking statements by the use of words such as "expects," "anticipates," "plans," "agenda," "will," "intend," "estimates," "believes," "may," "indicates," "forecasts," "focusing," "guidance," "outlook," "projects," "initiatives," "strives," "seeks," "goals," "anticipate," "continue," "looks forward," "should," and other words of similar meaning. One can also identify them by the fact that they do not relate strictly to historical or current facts. These statements are likely to address the Company's growth strategy, future financial performance (including sales and earnings projections), shareholder value, marketing and expansion plans, and the impact of growth initiatives. These statements are subject to risks and uncertainties that could cause actual results to differ materially from the Company's forward-looking statements. Please refer to the Company's annual, quarterly and periodic reports on file with the Securities and Exchange Commission for a detailed discussion of such risks and uncertainties. The Company does not undertake any obligation to update forward-looking statements.

Stockholders' Information

Corporate Headquarters
Borders Group, Inc.
100 Phoenix Drive
Ann Arbor, Michigan 48108
734-477-1100

Independent Auditors
Ernst & Young LLP
500 Woodward Avenue
Detroit, Michigan 48226

Registrar and Stock Transfer Agent
EquiServe Trust Company, NA
P.O. Box 2500
Jersey City, NJ 07303
800-446-2617

Common Stock
The Company's Common Stock trades on the New York Stock Exchange under the symbol BGP.

Annual Meeting
Borders Group Inc.'s annual meeting of stockholders will be held on May 22, 2003 at 11:30 a.m. Eastern time at:
The Ritz-Carlton
Fairlane Plaza
300 Towncenter Drive
Dearborn, Michigan 48126

Stockholders' Inquiries
For information about Borders Group Inc. and its subsidiaries, including Annual Reports, Form 10-K and 10-Q documents and other available financial information, please send your request to:
Borders Group, Inc.
Investor Relations
100 Phoenix Drive
Ann Arbor, Michigan 48108
Phone 734-477-1794
Fax 734-477-1517

Information can also be obtained via the Internet by visiting www.bordersgroupinc.com.

Market Price for Common Stock
The following table sets forth for the period indicated the high and low market prices for the Common Stock on the New York Stock Exchange.

2002	High	Low
Q1	**$24.40**	**$21.38**
Q2	**$24.20**	**$14.90**
Q3	**$19.44**	**$15.48**
Q4	**$19.79**	**$15.36**

2001	High	Low
Q1	$18.00	$12.50
Q2	$23.50	$17.40
Q3	$24.43	$16.74
Q4	$24.14	$14.64

As of March 27, 2003, there were approximately 3,720 holders of record of the Company's Common Stock. This number excludes individual stockholders holding stock under nominee security position listings.

Dividends
The Company has not declared any cash dividends, however, it intends to periodically assess cash dividends as a possible strategy to increase shareholder value. The declaration and payment of dividends, if any, is subject to the discretion of the Board of Directors of the Company and to certain limitations under the Michigan Business Corporation Act.
In addition, the Company's ability to pay dividends is restricted by certain agreements to which the Company is a party. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" in the Company's Form 10-K Annual Report for the fiscal year ended January 26, 2003 being delivered herewith.


BORDERS
GROUP

100 PHOENIX DRIVE
ANN ARBOR, MI 48108-2202

www.bordersgroupinc.com